

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

May 4, 2006

Mr. Timothy Brog
President
Pembridge Capital Management LLC
370 Lexington Avenue, 19th Floor
New York, New York 10017

> **Re:** **The Topps Company, Inc. (the "Company")**
> **Soliciting materials filed April 26 and May 4, 2006**
> **by Pembridge Value Opportunity Fund, LP**
> **File No. 0-15817**

Dear Mr. Brog:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests" or contain a reference to where such information may be found. Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. See Rule 14a-12(a)(1)(i).

2. In future filings, characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a

supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made. In that regard, please provide support for your statement "Over the past six years the current Board of Directors have overseen the Company's extremely poor operating performance, declining stock price, an inexcusable misuse of its balance sheet, poor corporate governance, excessive S,G&A expenses and the payment of egregious salaries and bonuses to executives at Topps in light of management's inability to stem chronic declining revenue and earnings." Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions